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Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER
Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5
ITEM 2:	DATE OF MATERIAL CHANGE
August 10, 2006
ITEM 3:	PRESS RELEASE
The attached press release was issued by Biovail Corporation on August 10, 2006 respectively.
ITEM 4:	SUMMARY OF MATERIAL CHANGE

Biovail is reiterating 2006 total revenue guidance of $990 million to $1.07 billion, and diluted earnings per share guidance of $2.30 to $2.40. Biovail is not providing specific quarterly EPS guidance for the third and fourth quarters of 2006.

Biovail is increasing 2006 Wellbutrin XL® revenue guidance from a range of $400 million to $410 million, to a range of $425 million to $435 million. This reflects the product's continued growth in the U.S. market, a price increase instituted in May 2006, the fact that Biovail entered the second tier of its pricing agreement with GlaxoSmithKline earlier than anticipated, and Biovail's expectation that a generic formulation of Wellbutrin XL® will not be launched in 2006.

With respect to Ultram® ER, given first-half 2006 prescription trends, which were negatively impacted by a number of variables, including the timing of the initiation of an advertising campaign and the recent recall of certain dosage strengths of the product, among other things, Biovail is lowering its 2006 revenue guidance from a range of $75 million to $85 million, to a range of $50 million to $60 million. The Company and OMI remain confident in Ultram® ER's long-term growth potential.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached as schedule A.
ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:
For further information, contact Ken Howling at 905-286-3000.
ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED August 10, 2006.

BIOVAIL CORPORATION

By:	/s/ KATHLEEN BROWN
	Name:	Kathleen Brown
	Title:	Vice President, Associate General Counsel

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CONTACT: Kenneth G. Howling
Vice President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL UPDATES 2006 GUIDANCE

TORONTO, Canada, August 10, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced updated financial guidance for 2006. This news release contains forward-looking statements that are based on the Company's current views; however, actual outcomes are not certain. For more information, see the note on forward-looking information below.

Biovail is reiterating 2006 total revenue guidance of $990 million to $1.07 billion, and diluted earnings per share guidance of $2.30 to $2.40. Biovail is not providing specific quarterly EPS guidance for the third and fourth quarters of 2006.

Biovail is increasing 2006 Wellbutrin XL® revenue guidance from a range of $400 million to $410 million, to a range of $425 million to $435 million. This reflects the product's continued growth in the U.S. market, a price increase instituted in May 2006, the fact that Biovail entered the second tier of its pricing agreement with GlaxoSmithKline earlier than anticipated, and Biovail's expectation that a generic formulation of Wellbutrin XL® will not be launched in 2006.

With respect to Ultram® ER, given first-half 2006 prescription trends, which were negatively impacted by a number of variables, including the timing of the initiation of an advertising campaign and the recent recall of certain dosage strengths of the product, among other things, Biovail is lowering its 2006 revenue guidance from a range of $75 million to $85 million, to a range of $50 million to $60 million. The Company and OMI remain confident in Ultram® ER's long-term growth potential.

As a result of this change to the anticipated revenue mix, Biovail is increasing guidance for gross margins on product sales from a range of 78% to 79%, to a range of 79% to 80%.

Biovail intends to accelerate a number of key pipeline programs in the second half of 2006. Accordingly, research-and-development expenses are now projected to be within a range of $110 million to $120 million in 2006.

Selling, general and administrative expenses are now forecast to be in the range of $255 million to $265 million, as a result of increasing legal expenses primarily related to ongoing patent-infringement litigation.

Guidance for cash flow from operations in 2006 remains unchanged at $400 million to $460 million.

Biovail's 2006 financial guidance assumes that a generic formulation of Wellbutrin XL® will not be launched in 2006. In addition, as before, Biovail's financial guidance does not include the impact of new generic competition for any of the Company's key products; any business development activities; any new supply-and-distribution agreements or acquisitions; restructuring or other specific charges.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our expectations with respect to when a generic version of Wellbutrin XL® may enter the market, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, concerning the Company's guidance for 2006 in respect of its revenues, projected product sales, gross margins on product sales, certain expenses (including research and development expenses, and selling, general and administrative expenses), EPS and cash flows from operations, and can generally be identified by the use of words such as "guidance," "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and the Company's earnings news release dated August 10, 2006, and also include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, and the Company's earnings news release dated August 10, 2006, as well as under the heading "Risk Factors" contained in Item 3(D) of Biovail's most recent Annual Report on Form 20-F.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3100 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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Exhibit 99.1